UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

892231-10-1
(CUSIP Number)

Vincent Erardi Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 892231-10-1	13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Holdings, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,996,283 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,996,283 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,996,283 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.5% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of Townsquare Media, Inc. (the “Issuer”) issuable upon conversion of the 2,996,283 shares of Class C Common Stock directly owned by GE Capital Equity Holdings, Inc. (“GECEH”).  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by GECEH are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014, as disclosed by the Issuer to the Reporting Person (and in the Issuer’s Prospectus filed with the SEC on July 25, 2014), plus the number of shares of Class A Common Stock issuable to GECEH upon conversion of all of the shares of Class C Common Stock owned by GECEH.

CUSIP No. 892231-10-1	13D	Page 3

1		NAME OF REPORTING PERSONS	GE Business Financial Services, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	144,284 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	144,284 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 144,284 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 144,284 shares of Class C Common Stock directly owned by GE Business Financial Services, Inc. (“GEBFS”).  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by GEBFS are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014, as disclosed by the Issuer to the Reporting Person (and in the Issuer’s Prospectus filed with the SEC on July 25, 2014), plus the number of shares of Class A Common Stock issuable to GEBFS upon conversion of all of the shares of Class C Common Stock owned by GEBFS.

CUSIP No. 892231-10-1	13D	Page 4

1		NAME OF REPORTING PERSONS	GEI, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	144,284 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	144,284 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 144,284 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Includes the shares owned by GEBFS, which is a wholly-owned subsidiary of GEI, Inc. (“GEI”).  GEI may be deemed a beneficial owner of such shares.  See Note (1) to GEBFS’ cover page of this Schedule 13D.

(2)	See Note (2) to GEBFS’ cover page of this Schedule 13D.

CUSIP No. 892231-10-1	13D	Page 5

1		NAME OF REPORTING PERSONS	Antares Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	117,572 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	117,572 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 117,572 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.3% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 117,572 shares of Class C Common Stock directly owned by Antares Capital Corporation (“Antares”).  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014, as disclosed by the Issuer to the Reporting Person (and in the Issuer’s Prospectus filed with the SEC on July 25, 2014), plus the number of shares of Class A Common Stock issuable to Antares upon conversion of all of the shares of Class C Common Stock owned by Antares.

CUSIP No. 892231-10-1	13D	Page 6

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	3,258,139 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	3,258,139 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,258,139 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.1% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 3,258,139 shares of Class C Common Stock in the aggregate directly owned by GECEH, GEBFS and Antares. GECEH, GEBFS and Antares are wholly-owned subsidiaries of General Electric Capital Corporation (“GE Capital”), and GE Capital is a beneficial owner of such shares.  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by GECEH, GEBFS and Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014, as disclosed by the Issuer to the Reporting Person (and in the Issuer’s Prospectus filed with the SEC on July 25, 2014), plus the number of shares of Class A Common Stock issuable to GECEH, GEBFS and Antares upon conversion of all of the shares of Class C Common Stock owned by them.

CUSIP No. 892231-10-1	13D	Page 7

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see row 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see row 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see row 11 above)
14		TYPE OF REPORTING PERSON:	CO

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates is the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 240 Greenwich Ave., Greenwich, CT 06830.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by GE Capital Equity Holdings, Inc. (“GECEH”), GE Business Financial Services Inc. (“GEBFS”), GEI, Inc. (“GEI”), Antares Capital Corporation (“Antares”), General Electric Capital Corporation (“GE Capital”), and General Electric Company (“GE”).  GEBFS is a direct wholly-owned subsidiary of GEI.  GECEH, GEI and Antares are direct wholly-owned subsidiaries of GE Capital.  GE Capital is a direct wholly-owned subsidiary of GE.  Each of GECEH, GEBFS, GEI, Antares, GE Capital and GE may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

The address of the principal executive offices of GECEH, GEBFS and Antares is 201 Merritt 7, Norwalk, CT 06851. The address of the principal executive office of GEI is 201 High Ridge Rd., Stamford, CT 06927.  The address of the principal executive office of GE Capital is 901 Main Ave., Norwalk, CT  06851.  The address of the principal executive office of GE is 3135 Easton Turnpike, Fairfield, CT 06828.  Each of GECEH, GEBFS, GEI, Antares, and GE Capital is a Delaware corporation, and GE is a New York corporation.  The principal business activities of each of GECEH, GEBFS and Antares are various, including investing in and holding equity securities, generally with a strategy of generating capital gains through minority investments.  GEI is an intermediate holding company of GE Capital, and as such its principal business consists of holding equity securities in certain indirect subsidiaries of GE Capital.  GE Capital offers a broad range of financial services and products worldwide for businesses of all sizes.  GE is one of the largest and most diversified infrastructure and financial services corporations in the world, with products and services ranging from aircraft engines, power generation, oil and gas production equipment, and household appliances to medical imaging, business and consumer financing and industrial products.

As of August 1, 2014, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEH, GEBFS, GEI, Antares, GE Capital and GE (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), are set forth on Schedules A, B, C, D, E and F respectively attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers.  If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration.

GECEH, GEBFS, and Antares acquired Class A Preferred Units (“PUnits”) and Class A Common Units (“CUnits”) in Townsquare Media, LLC, a Delaware limited liability company (the “LLC”), from the LLC over a period of years between 2010 and 2013.  In connection with the Issuer’s initial public offering, the LLC was converted (the “Conversion”) into a Delaware corporation named Townsquare Media, Inc. (the “Corporation”) on July 25, 2014, pursuant to a Plan of Conversion, dated July 25, 2014.  As part of the Conversion, the existing units of the LLC were converted into Class A Common Stock, Class B Common Stock and/or Class C Common Stock of the Corporation.  As a result (i) 10,078,144.597 PUnits and 10,078,144.597 CUnits in the LLC directly owned by GECEH were together converted into 2,996,283 shares of Class C Common Stock in the Corporation, (ii)

485,308.016 PUnits and 485,308.016 CUnits in the LLC directly owned by GEBFS were together converted into 144,284 shares of Class C Common Stock in the Corporation, and (iii) 395,459.899 PUnits and 395,459.899 CUnits in the LLC directly owned by Antares were together converted into 117,572 shares of Class C Common Stock in the Corporation.

Item 4.	Purpose of Transaction.

Item 3 hereof is incorporated herein by reference.

Each of GECEH, GEBFS and Antares hold the Class C Common Stock for investment.  Any Reporting Person may dispose of some or all of its interest in the securities of the Issuer owned by it or acquired pursuant to conversion of Class C Common Stock, in the open market, in privately negotiated transactions, through derivative transactions, through public offerings upon exercise of the registration rights, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.  Any Reporting Person may acquire shares of shares of Class A Common Stock or other securities of the Issuer, pursuant to conversion of Class C Common Stock, in the open market, in privately negotiated transactions, through derivative transactions, or otherwise, depending on the course of action such Reporting Person pursues, market conditions and other factors.  The Reporting Persons may discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and board of directors, and other shareholders.  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, the possible activities of the Reporting Persons are subject to change at any time.

The foregoing activities are subject to the restrictions included in the Lock-Up Agreement, Registration Agreement, and the Issuer’s Certificate of Incorporation, as applicable (see Items 5 and 6 hereof, incorporated herein by reference).

Item 5.	Interest in Securities of the Issuer.

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D, as of August 3, 2014, are incorporated herein by reference.  As of August 3, 2014, GE Capital was the beneficial owner of 3,258,139 of shares of Class A Common Stock issuable upon conversion of the 3,258,139 shares of Class C Common Stock in the aggregate directly owned by GECEH, GEBFS and Antares, which represents 27.1% of the number of shares of Class A Common Stock outstanding (based on (i) 8,767,242 shares of Class A Common Stock outstanding as of July 25, 2014, as disclosed by the Issuer to the Reporting Persons (and in the Issuer’s Prospectus filed with the SEC on July 25, 2014), plus (ii) the number of shares of Class A Common Stock issuable to GECEH, GEBFS and Antares upon conversion of the shares of Class C Common Stock owned by them).

Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares of Class C Common Stock into an equal number of shares of Class A Common Stock.  In connection with the transfer of shares of Class C Common Stock, unless prior to such transfer, the transferor or transferee sends a notice to the Issuer requesting that the shares of Class C Common Stock remain shares of Class C Common Stock following such transfer, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock.

Assuming (i) all of the shares of Class C Common Stock owned by GECEH, GEBFS and Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock, the 3,258,139 shares of Class A Common beneficially owned by GE Capital as of August 3, 2014, would constitute approximately 7.7% of the aggregate voting power of all classes of the Issuer’s common stock outstanding (also based on 3,022,484 shares of Class B Common Stock outstanding as of July 25, 2014, as disclosed by the Issuer to the Reporting Persons (and in the Issuer’s Prospectus filed with the SEC on July 25, 2014)).

To the extent that such conversion or transfer, or any transfer of Class A Common Stock (whether or not in connection with any conversion) would result in the holder or transferee holding more than 4.99% of the aggregate voting power of all classes of the Issuer’s common stock issued and outstanding immediately following such conversion or transfer, the holder or transferee, respectively, is required first to deliver to the Issuer an ownership certification for the purpose of enabling the Issuer (i) to determine that such holder does not have an attributable interest in another entity that would cause the Issuer to violate applicable Federal Communications Commission (“FCC”) rules and regulations and (ii) to seek any necessary approvals from the FCC or the U.S. Department of Justice.  The Issuer is not required to convert any share of Class C Common Stock if the Issuer in good faith determines that such conversion would result in a violation of the Communications Act of 1934, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the rules and regulations promulgated under either.  In addition, prior to any transfer or conversion of Class C Common Stock, other than in connection with certain public sales, a holder of such stock is required to give the Issuer four business days notice of the transfer or conversion and provide any information reasonably requested by the Issuer to ensure compliance with applicable law.

The foregoing description of certain rights of, and restrictions on, the Class A Common Stock, Class B Common Stock, and Class C Common Stock are not, and do not purport to be, complete and are qualified in their entirety by reference to the text of the Issuer’s certificate of incorporation (“Certificate of Incorporation”), which is filed as Exhibit 2 hereto and incorporated herein by reference.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of August 3, 2014.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof, in each case, as of August 3, 2014, are incorporated herein by reference.

(c)
Except for the transaction described in Item 3 hereof (which is incorporated herein by reference), none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

In connection with the Issuer’s initial public offering, each of GECEH, GEBFS and Antares entered into a lock-up agreement (the “Lock-Up Agreement”) with the underwriters pursuant to which each agreed, among other things, not to sell or transfer any Class A Common Stock or securities convertible into, exchangeable for, or exercisable for Class A Common Stock, for a period ending on a date that is 180 days from the date of the underwriting agreement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, subject to certain exceptions.  A copy of the form of Lock-Up Agreement is attached as Exhibit 3 hereto and incorporated herein by reference.

In connection with the Issuer’s initial public offering, each of GECEH, GEBFS and Antares entered into a Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among the Issuer and certain other stockholders (the “Registration Agreement”).  The Registration Agreement, among other things, permits each of GECEH, GEBFS and Antares to include, under certain conditions, shares of Class A Common Stock owned by them (or issuable to them upon conversion of Class C Common Stock) in registration statements filed by the Issuer under the Securities Act of 1933 for the sale of securities.  In addition, the Registration Agreement, among other things, imposes certain restrictions on each of GECEH, GEBFS and Antares with respect to the transfer of any equity securities of the Issuer, in connection with underwritten public offerings, subject to certain exceptions.  A copy of the Registration Agreement is filed as Exhibit 4 hereto and incorporated herein by reference.

The foregoing descriptions of the Lock-Up Agreement and the Registration Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies filed as Exhibits and incorporated herein by reference.

The information set forth in Items 2 and 5 hereof are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, by and among the Reporting Persons, dated August 4, 2014. *

2	Form of Certificate of Incorporation of Townsquare Media, Inc. (Exhibit 3.1 to the Issuer’s Amendment No. 2 to Form S-1 filed with the SEC on July 14, 2014 (Registration No. 333-197002)). †

3
Form of Lock-Up Agreement, dated July 11, 2014, between each of GECEH, GEBFS and Antares, and the underwriters named therein (Exhibit C to Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 filed with the SEC on July 14, 2014 (Registration No. 333-197002)). †

4
Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto (Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2014 (SEC File No. 1-36558)). †

5	Power of Attorney (GE Capital) (Exhibit 24.1 to Form 3 filed with the SEC on July 23, 2014, by GE Capital with respect to the Issuer). †

6	Power of Attorney (GE) (Exhibit 24.2 to Form 3 filed with the SEC on July 23, 2014, by GE with respect to the Issuer). †
__________________

* Filed herewith.

† Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2014

GE CAPITAL EQUITY HOLDINGS, INC.

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Managing Director

GE BUSINESS FINANCIAL SERVICES INC.

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Vice President

GEI, Inc.

By:	/s/ Aun A. Singapore
	Name:	Aun A. Singapore
	Title:	Assistant Secretary

ANTARES CAPITAL CORPORATION

By:	/s/ Robert Roderick
	Name:	Robert Roderick
	Title:	Vice President

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Frank Ertl
	Name:	Frank Ertl
	Title:	Attorney-in-fact

SCHEDULE A

GE CAPITAL EQUITY HOLDINGS, INC.
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Patrick Kocsi	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Holdings, Inc.

Citizenship: U.S.A.

GE CAPITAL EQUITY HOLDINGS, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Patrick Kocsi	GE Capital Americas – Equity 201 Merritt 7 Norwalk, CT 06851	President & CEO, GE Capital Equity Holdings, Inc.
Vincent Erardi	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Holdings, Inc.
Karen Austin	GE Capital Americas Equity 201 Merritt 7 Norwalk, CT 06851	Senior Vice President – GE Capital Equity Holdings, Inc.
Robert Roderick	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	Managing Director - GE Capital Americas, Equity

Citizenship:  All U.S.A.

SCHEDULE B

GE BUSINESS FINANCIAL SERVICES, INC.
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Gregory Cameron	GE Capital Americas 201 Merritt 7 Norwalk, CT 06851	GE Capital Americas – Vice President and Chief Financial Officer

Citizenship:  U.S.A.

GE BUSINESS FINANCIAL SERVICES, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Frank Ertl	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	GE Capital Americas, Equity Senior Managing Director
Robert Roderick	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	GE Capital Americas, Equity Managing Director

Citizenship: All U.S.A.

SCHEDULE C

GEI, INC.
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Robert Giglietti	GE Capital – Treasury 201 High Ridge Road Stamford, CT 06927	GE Capital Treasury – Global Controller
William Fischer	GE Capital - Treasury 201 High Ridge Road Stamford, CT 06927	GE Capital Treasury – Managing Director

Citizenship:  All U.S.A.

GEI, INC.
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Robert Giglietti	GE Capital - Treasury 201 High Ridge Road Stamford, CT 06927	GE Capital Treasury – Global Controller
William Fischer	GE Capital - Treasury 201 High Ridge Road Stamford, CT 06927	GE Capital Treasury – Managing Director

Citizenship:  All U.S.A.

SCHEDULE D

ANTARES CAPITAL CORPORATION
DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION
Stuart Aronson	GE Capital Americas 201 Merritt 7 Norwalk, CT 06851	GE Capital Americas, Sponsor Finance - President and CEO

Citizenship:  U.S.A.

ANTARES CAPITAL CORPORATION
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Frank Ertl	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	GE Capital Americas, Equity Senior Managing Director
Robert Roderick	GE Capital Americas - Equity 201 Merritt 7 Norwalk, CT 06851	GE Capital Americas, Equity Managing Director

Citizenship: All U.S.A.

SCHEDULE E

GENERAL ELECTRIC CAPITAL CORPORATION
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Financial Officer – General Electric Company
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President General Electric Capital Corporation
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Robert C. Green	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer General Electric Capital Corporation
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
Keith S. Sherin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Executive Officer General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Risk Officer General Electric Capital Corporation

SCHEDULE E

GENERAL ELECTRIC CAPITAL CORPORATION
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Keith S. Sherin	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chairman of the Board President and Chief Executive Officer – General Electric Capital Corporation
William H. Cary	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Operating Officer and President General Electric Capital Corporation
Robert C. Green	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer General Electric Capital Corporation
Daniel C. Janki	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation - General Electric Capital Corporation
Ryan A. Zanin	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Risk Chief Officer- General Electric Capital Corporation
Olga Hartwell	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes- General Electric Capital Corporation
Walter F. Ielusic	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Controller – General Electric Company
Alex Dimitrief	General Electric Capital Corporation 901 Main Avenue Norwalk, CT 06851	Senior Vice President and General Counsel - General Electric Capital Corporation
Christoph Pereira	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Deputy General Counsel and Secretary - General Electric Company

Citizenship: All U.S.A

SCHEDULE F

GENERAL ELECTRIC COMPANY
DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

W. Geoffrey Beattie	Generation Capital 1 Toronto Street Suite 202 Toronto, Canada M5C2V6	Chief Executive Officer, Generation Capital
John .J. Brennan	The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	Chairman Emeritus and Senior Advisor, The Vanguard Group, Inc. (global investment management)
James I. Cash, Jr.	The Cash Catalyst LLC c/o Sharon Randall Highland Capital Partners One Broadway, 16th Floor Cambridge, MA 02142	Emeritus James E. Robison Professor of Business Administration, Harvard Graduate School of Business
Francisco D’Souza	Cognizant Technology Solutions Corporation Glenpointe Centre West 50 Frank W. Burr Blvd. Teaneck, NJ 07666	Chief Executive Officer, Cognizant Technology Solutions Corporation (global information technology, consulting and business process outsourcing)
Marijn E. Dekkers	Bayer AG Kaiser-Wilhelm-Allee 1 Building WII 51368 Leverkusen, Germany	Chairman of the Management Board, Bayer AG (global healthcare, crop science and material science)
Ann M. Fudge	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Former Chairman and Chief Executive Officer, Young & Rubicam Group (global marketing communications network)
Susan J. Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Room 76-461 Cambridge, MA 02139	President Emerita and Professor of Neuroscience, Massachusetts Institute of Technology
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
Andrea Jung	Grameen America 1460 Broadway New York, NY 10036	President and CEO, Grameen America (nonprofit microfinance organization)
Robert W. Lane	John Hancock Center 875 N. Michigan Avenue Suite 3940 Chicago, IL 60611	Former Chairman of the Board and Chief Executive Officer, Deere & Company (agricultural, construction and forestry equipment)
Rochelle B. Lazarus	Ogilvy & Mather Worldwide 636 11th Avenue New York, NY 10036-2010	Chairman Emeritus of the Board and former Chief Executive Officer, Ogilvy & Mather Worldwide (global marketing communications company)
James J. Mulva	ConocoPhillips 600 North Dairy Ashford Road Houston, Texas 77079	Retired Chairman of the Board and Chief Executive Officer, ConocoPhillips (international integrated energy company)
James E. Rohr	The PNC Financial Services Group, Inc. One PNC Plaza 249 Fifth Avenue Pittsburgh, PA 15222-2707	Former Chairman of the Board and Chief Executive Officer, The PNC Financial Services Group, Inc. (financial services)
Mary L. Schapiro	Promontory Financial Group LLC The Office of Mary Schapiro 801 17th Street, NW 11th Floor Washington, DC 20006	Vice Chair, Advisory Board of Promontory Financial Group (consulting firm)
Robert J. Swieringa	Cornell University 337 Sage Hall Ithaca, NY 14853-6201	Professor of Accounting and former Anne and Elmer Lindseth Dean, Johnson Graduate School of Management
James S. Tisch	Loews Corporation 667 Madison Avenue New York, NY 10065-8087	President and Chief Executive Officer, Loews Corporation (diversified holding company)

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Douglas A. Warner III	c/o J. P. Morgan Chase & Co. 277 Park Avenue 35th Floor New York, NY 10172	Former Chairman of the Board, J.P. MorganChase & Co. (investment banking)

Citizenship:
W. Geoffrey Beattie	Canada
Marijn E. Dekkers	Dutch & USA
Andrea Jung	Canada
All Others	U.S.A.

SCHEDULE F

GENERAL ELECTRIC COMPANY
EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer
Jeffrey S. Bornstein	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and Chief Financial Officer
Elizabeth J. Comstock	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Chief Marketing Officer
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel
Jan R. Hauser	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller & Chief Accounting Officer
Daniel C. Heintzelman	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman, Enterprise Risk and Operations
Susan P. Peters	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President, Human Resources
John G. Rice	General Electric Company Room 3303-3308, 33rd Floor One Exchange Square Hong Kong	Vice Chairman of General Electric Company; President & CEO, Global Growth & Operations
Keith S. Sherin	General Electric Company 901 Main Avenue Norwalk, CT 06851	Vice Chairman of General Electric Company; Chairman & CEO, GE Capital

Citizenship:  All U.S.A.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, by and among the Reporting Persons, dated August 4, 2014. *

2	Form of Certificate of Incorporation of Townsquare Media, Inc. (Exhibit 3.1 to the Issuer’s Amendment No. 2 to Form S-1 filed with the SEC on July 14, 2014 (Registration No. 333-197002)). †

3
Form of Lock-Up Agreement, dated July 11, 2014, between each of GECEH, GEBFS and Antares, and the underwriters named therein (Exhibit C to Exhibit 1.1 to the Issuer’s Amendment No. 2 to Form S-1 filed with the SEC on July 14, 2014 (Registration No. 333-197002)). †

4
Second Amended and Restated Registration Agreement, dated as of July 29, 2014, by and among Townsquare Media, Inc., OCM POF IV AIF GAP Holdings, L.P., OCM PF/FF Radio Holdings PT, L.P. and the other persons signatory thereto (Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2014 (SEC File No. 1-36558)). †

5	Power of Attorney (GE Capital) (Exhibit 24.1 to Form 3 filed with the SEC on July 23, 2014, by GE Capital with respect to the Issuer). †

6	Power of Attorney (GE) (Exhibit 24.2 to Form 3 filed with the SEC on July 23, 2014, by GE with respect to the Issuer). †
__________________

* Filed herewith.

† Incorporated herein by reference.